Tappit Resources Ltd.

Oil and Gas Producer
Stock Symbol: TPT on the TSX
Investor Relations: 1-403-232-1500

2nd Quarter 2003

82-3813

News Release

August 27, 2003

Tappit earns $4.20 million, $0.23/share in first Half; cashflows $8.8 million, $0.48/share

Tappit had an excellent first half, achieving record earnings, cashflow and production.

		1st Half 2003	1st Half 2002	Change
Net Earnings:		$4,191,802	$1,549,108	171%
	Per share	$0.23	$0.09	154%
	Per share fully diluted	$0.21	$0.08	163%

Tappit had significantly higher net earnings in the first 6 months of 2003 compared to 2002, a result of a combination of increased commodity prices, higher production, lower operating costs and lower general and administrative costs in the current period.

		1st Half 2003	1st Half 2002	Change
Cashflow:		$8,761,802	$4,020,221	120%
	Per share	$0.48	$0.23	109%
	Per share fully diluted	$0.43	$0.22	96%

		2nd Q 2003	2nd Q 2002	Change
Cashflow:		$3,365,877	$2,077,511	66%
	Per share	$0.18	$0.12	50%
	Per share fully diluted	$0.17	$0.11	55%

Tappit experienced a large jump in cash flow for the first half, 2003. Cash flow before allowing for current income taxes for the half was $11.0 million or $0.54 per share fully diluted ($1.08 per share annualized). Cash flow before allowing for current income taxes for the 2nd quarter was $4.25 million or $0.21 per share fully diluted ($0.84 per share annualized).

		1st Half 2003	1st Half 2002	Change
Production (Boepd 6:1):		2,376	1,771	34%
	Oil per day (Bopd)	1,762	1,062	66%
	Gas per day (Mcf/day)	3,684	4,254	-13%

		2nd Q 2003	2nd Q 2002	Change
Production (Boepd 6:1):		2,425	1,669	45%
	Oil per day (Bopd)	1,831	1,020	80%
	Gas per day (Mcf/day)	3,564	3,894	-8%

Debt: Tappit ended the first half with a net debt of $26,069,114. This is 1.5 times debt to annualized 1st half cash flow. It should be noted that capital costs of approximately $7.5 million relating to the cost of construction of our 70.31% of the Tatagwa waterflood facilities are included in the above debt figure. The waterflood project will add long-term value to the Tatagwa pool by increasing production and recovering millions of otherwise unrecoverable barrels of oil reserves. When the cost of the waterflood is excluded, debt is 1.1 times annualized 1st half cash flow.

Tappit's credit facility is $33,500,000, with no reductions through 2003.

Shares Outstanding: Tappit had 18,339,705 weighted average outstanding shares in the quarter and 18,627,871 shares outstanding at quarter end. Fully diluted shares number 20,285,871.

Revenues and Product Prices: Production revenues in Q2, 2003 increased 64 percent to $7.1 million from $4.3 million in Q2, 2002. This increase was due to a combination of higher production, (2,425 boe vs. 1,669 boe) and higher gas prices ($5.04/MMcf Cdn vs. $3.25/MMcf).

Royalties: In Q2, 2003, total royalties were up 82% to $1,458,125 from $801,692 in Q2, 2002. Royalty as a percentage of sales was 21% in Q2, and 18% in Q2, 2002. On a per barrel basis, royalties were higher at $6.61 in Q2, 2003 compared to $5.28 in Q2, 2002 due to higher product prices resulting in higher Crown royalty rates. Royalties for the six months were $2,880,159 up 101% from $1,430,177, mainly due to higher production and again higher commodity prices.

Production and Operating Expenses: Operating costs increased to $962,678 in Q2, 2003 ($697,800 in Q2, 2002). Operating costs per barrel in Q2, 2003 were $4.36 per boe, compared to $4.59 per boe in Q2, 2002. For the six months operating costs increased slightly to $1,641,162 from $1,526,581. Operating costs were lower at $3.82/boe in 2003 vs. $4.76/boe in 2002.

General and Administrative Expense: General and administrative expenses in the first half, 2003 decreased to $304,178 from $612,343 in 2002 ($0.71 per boe in 2003 from $1.91 per boe in 2002). Overhead recoveries from a large Q1, 2003 capital program were largely responsible for this decrease.

Interest Expense: Interest expense increased slightly to $535,968 in the first half, 2003 compared to $520,796 in 2002. On a boe basis 1st half, 2003 interest expense was $1.25 compared to $1.62 in six months ended, 2002.

The company reported a strategic merger whereby, subject to applicable shareholder and regulatory approvals, Crescent Point and Tappit Resources Ltd. will effect a business combination and a conversion into an oil and gas royalty trust through a plan of arrangement. In addition, the shareholders of Crescent Point and Tappit will receive shares in Starpoint Energy Ltd., a separate, publicly listed, exploration and production company. The special meeting of the shareholders relating to the approval of the transaction was on for Aug. 21, 2003.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

Second Quarter June 30, 2003 (unaudited)	3 months ended June 30	
	2003	2002
Production Revenue		
Petroleum sales	$7,091,859	$4,311,541
Less: Royalties	1,129,256	781,842
Saskatchewan Resource Surcharge	328,869	19,850
	5,633,734	3,509,849
Expenses		
Production and operating	962,678	697,800
General and administrative	185,581	384,425
Interest on bank indebtedness	238,490	317,462
Depletion and depreciation	1,515,000	970,000
Provision for site restoration	20,000	25,000
Foreign exchange gain	0	(295,600)
Investment income	0	(83,287)
	2,921,749	2,015,800
Earnings before income taxes	2,711,985	1,494,049
Provision for income taxes – current	(881,108)	(7,651)
- future	(700,000)	(400,000)
	(1,581,108)	(407,651)
Net earnings for the period	1,130,877	1,086,398
Retained earnings (deficit) beginning of period	3,486,636	(2,629,409)
Retained earnings (deficit) end of period	$4,617,513	($1,543,010)
Basic earnings per share (note 2)	$0.06	$0.06
Diluted earnings per share	$0.06	$0.06

Second Quarter June 30, 2003 (unaudited)	6 months ended June 30	
	2003	2002
Production Revenue		
Petroleum sales	$16,200,953	$8,138,427
Less: Royalties	2,451,283	1,346,268
Saskatchewan Resource Surcharge	428,876	83,909
	13,320,794	6,708,250
Expenses		
Production and operating	1,641,162	1,526,581
General and administrative	306,178	612,343
Interest on bank indebtedness	533,968	520,796
Depletion and depreciation	3,030,000	2,040,000
Provision for site restoration	40,000	35,000
Foreign exchange gain	(188,400)	(295,600)
Investment income	0	(95,467)
	5,362,908	4,343,653
Earnings before income taxes	7,957,886	2,364,597
Provision for income taxes – current	(2,266,084)	(15,490)
- future	(1,500,000)	(800,000)
	(3,766,084)	(815,490)
Net earnings for the period	4,191,802	1,549,108
Retained earnings (deficit) beginning of period	425,711	(3,092,028)
Share repurchase	0	(90)
Retained earnings (deficit) end of period	4,617,513	(1,543,010)
Basic earnings per share (note 2)	$0.23	$0.09
Diluted earnings per share	$0.21	$0.08

BALANCE SHEET

As at June 30, 2003 (unaudited)	June 30/2003	Dec 31/2002
ASSETS		
Current assets		
Accounts receivable	**$3,532,352**	$6,444,734
Temporary Investments	**187,645**	187,645
	3,719,997	6,632,379
Property and equipment	**48,529,147**	42,671,304
	$52,249,144	$49,303,683
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**$2,473,821**	$7,664,619
Current taxes payable	**2,334,784**	940,000
Bank indebtness	**24,980,506**	24,206,608
	29,789,111	32,811,227
Future income taxes	**8,674,315**	7,174,315
Future site restoration costs	**568,722**	528,722
	39,032,148	40,514,264
SHAREHOLDERS' EQUITY		
Share capital (note 2)	**8,599,483**	8,363,708
Retained earnings	**4,617,513**	425,711
	13,216,996	8,789,419
	$52,249,144	$49,303,683

STATEMENT OF CASH FLOWS

Second Quarter ended June 30, 2003 (unaudited)	3 months ended June 30	
Operating Activities	**2003**	**2002**
Net earnings for the period	**$1,130,877**	$1,086,398
Items not affecting cash		
Investment Gain	**0**	(83,287)
Unrealized foreign exchange gain	**0**	(295,600)
Provision for site restoration costs	**20,000**	25,000
Future income taxes	**700,000**	375,000
Depletion and depreciation	**1,515,000**	970,000
Cash flow from Operations	**3,365,877**	2,077,511
Net Change in non-cash working capital	**(2,091,335)**	1,291,845
	1,274,542	3,369,356
Financing Activities		
Increase (decrease) in bank indebtness	**1,567,374**	(944,047)
Common shares issued	**210,075**	46,600
	1,777,449	(897,447)
Investment Activities		
Investment in oil and gas properties	**(1,201,991)**	(743,197)
Net change in non-cash working capital	**(1,850,000)**	(2,190,000)
Other Investments	**0**	461,287
	(3,051,991)	(2,471,910)
Cash, beginning and end of period	**$ 0**	$ 0
Basic cash flow per common share	**$0.18**	$0.12
Diluted cash flow per common share	**$0.17**	$0.11

Second Quarter ended June 30, 2003 (unaudited)	6 months ended June 30	
Operating Activities	**2003**	**2002**
Net earnings for the period	**$4,191,802**	$1,549,108
Items not affecting cash		
Investment Gain	**0**	(83,267)
Unrealized foreign exchange gain	**0**	(295,600)
Provision for site restoration costs	**40,000**	35,000
Future income taxes	**1,500,000**	775,000
Depletion and depreciation	**3,030,000**	2,040,000
Cash flow from Operations	**8,761,802**	4,020,221
Net Change in non-cash working capital	**(883,631)**	1,112,683
	7,878,171	5,132,904
Financing Activities		
Increase (decrease) in bank indebtedness	**773,898**	(1,364,143)
Common shares issued	**235,775**	57,600
Repurchase of common shares	**0**	(510)
	1,009,673	(1,307,053)
Investment Activities		
Investment in oil and gas properties	**(8,887,844)**	(2,987,138)
Net change in non-cash working capital	**0**	(1,300,000)
Other Investments	**0**	461,287
	(8,887,844)	(3,825,851)
Cash, beginning and end of period	**$ 0**	$ 0
Basic cash flow per common share	**$0.48**	$0.23
Diluted cash flow per common share	**$0.43**	$0.22

Notes to the Interim Financial Statements

1. Significant accounting principles

These interim financial statements are prepared in accordance with Canadian generally accepted accounting principles. These interim financial statements have been prepared following the same accounting policies used in the financial statements for the year ended December 31, 2002. The disclosures provided below are incremental to those included with the annual financial statements and these interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002.

2. Common shares and options

The Company's share capital consists of an unlimited number of common shares.

Issued and outstanding common shares:	Number of Shares	$
Balance at January 1, 2003	18,237,871	8,363,708
Stock options exercised	390,000	235,775
Balance at June 30, 2003	18,627,871	8,599,483

The weighted average number of common shares outstanding at June 30, 2003 was 18,339,705 (2002 – 17,810,859). The Company has a stock based compensation plan that allows certain employees and directors the option to purchase common shares of the Company. The weighted average remaining life of options outstanding at June 30, 2003 was 3.38 years.

Continuity of stock options:	Number of options	Weighted Average Exercise Price ($)
Outstanding at January 1, 2003	2,048,000	0.64
Exercised	390,000	0.60
Outstanding and exercisable at June 30, 2003	1,658,000	0.64

For further information, please contact Paul Colborne at 1-403-232-1500.